EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended
	March 31,
(dollar amounts in thousands)	2011	2010
Pretax income before adjustment for income from unconsolidated subsidiaries	$23,282	$8,748
Add:
Fixed charges	6,564	6,069
Adjusted pretax income	$29,846	$14,817
Fixed charges:
Interest expense	$5,335	$4,954
Estimate of interest within rental expense	1,229	1,115
Total fixed charges	$6,564	$6,069
Ratio of earnings to fixed charges	4.5	2.4